EXHIBIT 21 Subsidiaries of Dreyer's Grand Ice Cream, Inc.

Name	Jurisdiction

Cherokee Cream Company, Inc.	California

Edy's Grand Ice Cream	California

Edy's of Illinois, Inc.(1)	Illinois

Dreyer's International, Inc.	U.S. Virgin Islands

Grand Soft Capital Company	California

Grand Soft Equipment Company	Kentucky

BRW Management, Inc.	Utah

Portofino Company*	California

Sunbelt Distributors, Inc. (2)*	Texas

Dreyer's Express Management Company	California

(1)	Subsidiary of Edy's Grand Ice Cream, Inc.

(2)	Subsidiary of Cherokee Cream Company, Inc.

*These entities will be merged into Dreyer's Grand Ice Cream, Inc. during 2001.